UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

World CopperSmith, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Minnesota

    Date of Organization:

    March 30, 2021

Physical Address of Issuer:

7700 68th Avenue North, #100, Minneapolis, MN 55428, United States

Website of Issuer:

https://www.worldcoppersmith.com/

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Piermont Bank

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

April 29, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

15 full-time employees.

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$1,755,579	$844,624
Cash & Cash Equivalents	$1,549,822	$322,393
Accounts Receivable	$0	$0
Current Liabilities	$2,774,888	$1,285,273
Long-term Debt	$658,309	$576,657
Revenues/Sales	$6,524,750	$6,134,566
Cost of Goods Sold*	$3,704,276	$3,875,783
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(13,528)	$(171,116)

*Cost of Sales

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

World CopperSmith, Inc.

CopperSmith

Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

World CopperSmith, Inc. ("**CopperSmith,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 29, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Piermont Bank (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$250	$15	$235
Maximum Individual Purchase Amount (3)(4)	$25,000	$1,500	$23,500
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PIERMONT BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER. PRIME TRUST, LLC, A TECHNOLOGY SERVICE PROVIDER TO THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES HEREIN. PRIME TRUST, LLC'S MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENTS ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. PRIME TRUST, LLC'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.worldcoppersmith.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/world-coppersmith

The date of this Form C is March 3, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

World CopperSmith, Inc. is a custom metal-working home furnishings e-commerce firm that creates unique pieces for kitchen, bath, outdoor furnishings, and other areas of the home. The Company primarily selects manufacturing partners globally and aggregates them into an e-commerce platform that integrates design, sales, and logistics for the end customer. The Company seeks to differentiate on customer experience and bespoke design solutions that its manufacturing partners then create. The Company was originally formed as a limited liability company named Grambart Exteriors, LLC on February 25, 2009 and changed its name to Copper King Gutter Systems, LLC on October 15, 2009. On January 29, 2010, the Company further changed its name to CopperSmith Gutter Company, LLC before changing its name to World CopperSmith, LLC on October 16, 2017. On March 30, 2021, the Company was converted to a corporation and was renamed World CopperSmith, Inc.

The Company is located at 7700 68th Avenue North, #100, Minneapolis, MN 55428, United States.

The Company's website is https://www.worldcoppersmith.com/.

The Company is headquartered and qualified to conduct business in Minnesota. The Company also sells its products and services through the Internet and throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/world-coppersmith (the "Deal Page") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$250 +
Maximum Individual Purchase Amount	$25,000+
Offering Deadline	April 29, 2022
Use of Proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 31.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected related to the COVID-19 crisis. Conditions have eased. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue.

Such a widespread health crisis could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

We face various risks as an e-commerce retailer.

As part of our growth strategy, we have made significant investments to grow our e-commerce business. We may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we have faced increased competition, and may continue to face increased competition in the future, from other internet retailers. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodities have fluctuated in response to a number of factors, including economic conditions, global supply and demand, supply-side factors due to COVID-19 and shipping and delivery costs. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent

5

of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Risks Related to the Offering

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

World CopperSmith is a custom metal-working home furnishings e-commerce firm that creates unique pieces for kitchen, bath, outdoor furnishings, and other areas of the home. The Company primarily selects manufacturing partners globally and aggregates them into an e-commerce platform that integrates design, sales, and logistics for the end customer. The Company seeks to differentiate on customer experience and bespoke design solutions that its manufacturing partners then create.

Business Plan

The Company plans to significantly expand its business by increasing investments in product and technology development and strategic acquisitions to expand the platform as well as make debt repayments. The capital we raise here will empower us to expand our product development, increase our product offerings, expand capacity for international markets and build out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Range Hoods	Customized range hoods in bespoke designed shapes and sizes offered in copper, brass, stainless steel, mill aluminum and zinc.	Premium & luxury homeowners, trade professionals, and home furnishing providers in the US and internationally. Direct-to-Consumer ("DTC") via e-commerce, trade partners and showrooms.
Sinks	Custom designed sinks made from copper, brass, zinc and stainless steel.	Premium & luxury homeowners, trade professionals, and home furnishing providers in the US and internationally. DTC via e-commerce, trade partners and showrooms.
Bathtubs	Luxury customized freestanding, clawfoot and soaker bathtubs offered in stainless steel, copper, brass and zinc.	Premium & luxury homeowners, trade professionals, and home furnishing providers in the US and internationally. DTC via e-commerce, trade partners and showrooms.
Tables	Premium custom-built tables constructed from copper, stainless steel, zinc and brass.	Premium & luxury homeowners, trade professionals, and home furnishing providers in the US and internationally. DTC via e-commerce, trade partners and showrooms.
Fire Pits	Premium custom designed fire pits.	Premium & luxury homeowners, trade professionals, and home furnishing providers in the US and internationally. DTC via e-commerce, trade partners and showrooms.
Accessories	Accessories needed for our current product offering and related components.	Premium & luxury homeowners, trade professionals, and home furnishing providers in the US and internationally. DTC via e-commerce, trade partners and showrooms.

Competition

The markets in which our products are sold are highly competitive. Custom retail metalwork is a highly fragmented market comprised primarily of small, niche metal fabrication shops specializing in specific products marketed to consumers via e-commerce platforms such as Etsy and Houzz. Our products compete against similar products of many large and small companies, including well-known global competitors in the premium and custom home furnishings space. In many of the markets and industry segments in which we sell our products, we compete against other branded products via various showrooms, brick and mortar stores and large national brands offering metal furnishings. Most firms market directly to the customer omni-channel whether in-person or online and typically compete on a per order or per project basis. Product quality, performance, value and high touch service are key differentiating factors.

Customer Base

The Company broadly sells to its customers through its direct-to-consumer channels: e-commerce, trade partners and showrooms. CopperSmith's typical customers are discerning premium and luxury homeowners, trade professionals and showrooms that value quality, craftsmanship, and bespoke products. Additional desired benefits include streamlined design solutions.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
88491359	"CopperSmith"	Standard Character Mark	June 27, 2019	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://www.worldcoppersmith.com/ domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Technology & Product Development (1)	32%	$8,000	32%	$342,400
Acquisitions (2)	31%	$7,750	24%	$256,800
Infrastructure (3)	31%	$7,750	24%	$256,800
Debt Service (4)	0%	$0	14%	$149,800
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) We will continue to invest heavily in technology and product development. These proceeds will be used to curate, design, and integrate new products into our platform, for manufacturer development costs and for product launch expenditures. Additionally, a portion of the proceeds will be used to help build, acquire and implement new and enhanced technology for the Company's consumer facing platform as well as to streamline core functions and operations.

(2) These proceeds will be used towards down payments toward strategic acquisitions should the opportunity arise.

(3) These proceeds will be used to build core functions of the Company's infrastructure. Currently, we have a limited team that handles a wide range of administrative and operational functions. We expect to hire additional employees to assist with these functions.

(4) These proceeds will be used towards the reduction of outstanding debt to optimize the capital structure of the Company.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ryan Grambart	CEO, Founder and Director	CEO and Founder of World CopperSmith, Inc., 2009 – Present Responsible for sales, operations, and general CEO responsibilities	Bemidji State University, B.S., Entrepreneur-ship, 2010
Nicholas Wurm	VP of Production, Co-Founder and Director	VP of Production and Co-Founder of World Coppersmith, Inc., 2016– Present Responsible for management and coordination to create products and general production responsibilities	Crown College, B.S., Business Administratio n, 2008
Brandon Jorgensen	VP of Operations, Co-Founder and Director	VP of Operations and Co-Founder of World Coppersmith, Inc., 2018 – Present Responsible for finance, operations, and general operations responsibilities	Bemidji State University, B.S., Accounting, 2008
Ben Goldstein	VP of Design and Co-Founder	VP of Design and Co-Founder of World Coppersmith, Inc. 2018 – Present Responsible for end-to-end design process and integration into a multi-channel e-commerce platform	Savannah College of Art and Design, B.S., Architecture, 2009

Biographical Information

Ryan Grambart: Ryan is the CEO and Founder of the Company. Ryan's idea for founding the platform came through direct interactions with early patrons. While manufacturing and installing products he realized the demand for a website platform that serves the custom metalwork industry in a more modern – consumer-focused way. Ryan's passion for business, design and technology continues motivate him to grow and scale the organization to new heights. Prior to founding CopperSmith, Ryan worked for various organizations primarily in construction and manufacturing positions in the custom homes industry. Ryan earned a Bachelor of Science degree in Entrepreneurship.

Nicholas Wurm: Nick is the Vice President of Production and Co-Founder of the Company. Nick joined the company in its early stages, helping scale the start-up through heading a wide range of growth initiatives, implementing customer service and sales systems and procedures, scaling digital marketing and product sourcing. As the team and customer base grew, he incorporated continuous improvement processes within design and production, resulting in improved product quality, reduced lead times, and higher overall customer satisfaction. Nick's passion for technology, service, and craftsmanship is on full display as CopperSmith's platform connects designers with creators, delivering exceptional quality handmade custom metalwork. Before joining CopperSmith, Nick worked as a digital marketing product manager for a multi-billion dollar public utility holding company. Nick earned a Bachelor of Science degree in Business Administration.

Brandon Jorgensen: Brandon is the Vice President of Operations and Co-Founder of the Company. Brandon joined the CopperSmith team to focus on the entity's operations and to create internal processes and systems aimed at maximizing consumer, employee and shareholder value. He brings a passion for driving dynamic and explosive company growth through championing and facilitating value creation from the onset which begins with the initial consumer interaction. He believes that accurate and efficient tracking and monitoring reveals insights which allow for better and more well-informed business decision-making. Prior to joining CopperSmith, Brandon managed the business valuation practice at a regional CPA firm. In that capacity he advised and consulted businesses across a spectrum of industries with entity values ranging from $50,000 to $1 billion. Ryan earned a Bachelor of Science degree in Accounting.

Ben Goldstein: Ben is the Vice President of Design and Co-Founder of the Company. He is responsible for the development of CopperSmith's end-to-end design process and its integration into a multi-channel e-commerce platform. Ben leads the growing teams behind CAD and CGI that manage the design, engineering, and visualization of new and existing Company products. He applies his expertise in advanced computer modeling, process automation, and customized fabrication to provide not only a one-of-a-kind end product, but an elevated customer experience. Prior to CopperSmith, Ben was a design engineer working on award-winning projects for a national high-rise construction firm. Ben earned a Bachelor of Science degree in Architecture.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Minnesota law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 15 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 12,500,000 shares of Class A voting common stock, par value $0.01 per share, 2,500,000 shares of Class B non-voting common stock with par value of $0.01 per share, and 5,000,000 shares of Class C non-voting common stock with par value of $0.01 per share (collectively the "**Common Stock**") and 10,000,000 shares of preferred stock, par value $0.01 per share (the "**Preferred Stock**"). Additionally, the Company has established the 2021 Stock Option and Incentive Plan, as amended, for which 800,000 shares are authorized for issuance thereunder. At the closing of this Offering, assuming only the Target Offering Amount is sold, 9,200,000 shares of Class A Common Stock will be issued and outstanding. Additionally, the Company has 525,000 options to purchase Common Stock issued and outstanding and an additional 275,000 options available for issuance under the 2021 Stock Option and Incentive Plan, as amended.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	9,200,000
Par Value Per Share	$0.01
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	94.60%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	525,000
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Class B Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Class B Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.40%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Shareholder Loan from Company CEO
Amount Outstanding	$309,369
Interest Rate and Amortization Schedule	8% From February 1, 2021 through January 1, 2026, the Company shall make monthly payments of interest accrued; commencing February 1, 2026 and continuing through the Maturity Date, the Company shall make equal consecutive payments of principal and interest based on a five (5) year amortization of the principal balance of the promissory note.
Description of Collateral	Unsecured.
Maturity Date	December 31, 2030

Type	Shareholder Loan from Company VP of Production
Amount Outstanding	$95,528
Interest Rate and Amortization Schedule	8% From February 1, 2021 through January 1, 2026, the Company shall make monthly payments of interest accrued; commencing February 1, 2026 and continuing through the Maturity Date, the Company shall make equal consecutive payments of principal and interest based on a five (5) year amortization of the principal balance of the promissory note.
Description of Collateral	Unsecured.
Maturity Date	December 31, 2030

Type	Shareholder Loan from Company VP of Operations
Amount Outstanding	$17,347
Interest Rate and Amortization Schedule	8% From February 1, 2021 through January 1, 2026, the Company shall make monthly payments of interest accrued; commencing February 1, 2026 and continuing through the Maturity Date, the Company shall make equal consecutive payments of principal and interest based on a five (5) year amortization of the principal balance of the promissory note.
Description of Collateral	Unsecured.
Maturity Date	December 31, 2030

Type	Business Credit Line
Amount Outstanding	$61,543
Interest Rate and Amortization Schedule	10% annual interest rate.
Description of Collateral	Unsecured.
Maturity Date	None.

Type	Celtic Bank SBA 7(a) Loan
Amount Outstanding	$360,811
Interest Rate and Amortization Schedule	6.0% per annum. Installment payments, including principal and interest of $5,320.41 monthly, through the Maturity Date.
Description of Collateral	All assets.
Maturity Date	December 20, 2028

Type	Celtic Bank SBA 7(a) Loan
Amount Outstanding	$51,758
Interest Rate and Amortization Schedule	6.0% per annum. Installment payments, including principal and interest of $1,704.82 monthly, through the Maturity Date.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	November 1, 2024

Type	Celtic Bank SBA 7(a) Loan
Amount Outstanding	$95,126
Interest Rate and Amortization Schedule	6.0% per annum. Installment payments, including principal and interest of $1,697.30 monthly, through the Maturity Date.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	July 21, 2027

Type	SBA EIDL Loan
Amount Outstanding	$159,909
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $731.00 monthly will commence May 13, 2022. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	May 13, 2050

Type	Libertas Funding Sale of Future Receipts
Amount Outstanding	$625,000
Payment Terms	Installment payments of $12,400.80 commencing each week as of January 27, 2022.
Description of Collateral	Future receipts.
Other Material Terms	The Company sold $625,000 in future sales receipts to the merchant for an upfront $500,000 payment less origination fee
Maturity Date	January 31, 2023* * Estimated payoff date based on historical sales. The agreement has no formal term.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Ryan Grambart	5,796,000 shares of Class A Common Stock	63.00%
Nicholas Wurm	2,300,000 shares of Class A Common Stock	25.00%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

World CopperSmith, Inc. (the "**Company**") was incorporated on March 30, 2021 under the laws of the State of Minnesota, and is headquartered in Minneapolis, Minnesota. The Company was originally formed as a limited liability company named Grambart Exteriors, LLC on February 25, 2009 and changed its name to Copper King Gutter Systems, LLC on October 15, 2009. On January 29, 2010, the Company further changed its name to CopperSmith Gutter Company, LLC before changing its name to World CopperSmith, LLC on October 17, 2017. On March 30, 2021, the Company was converted to a corporation and was renamed World CopperSmith, Inc.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of February 28, 2022, the Company had an aggregate of $893,127 in cash and cash equivalents, leaving the Company with approximately 15 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Common Stock	$0	9,200,000	Research & Development and General Working Capital	March 30, 2021	Section 4(a)(2)
Option to Purchase Common Stock	$0	525,000	N/A	April 1, 2021; July 1, 2021	Rule 701

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) The Company has entered into an arms-length agreement with the mother of the Company's CEO for monthly plant maintenance services in its office located in Minneapolis, Minnesota. In 2021, such amounts totaled $1,935.48.

(b) On December 31, 2020, the Company's Chief Executive Officer and Founder provided a shareholder loan to the Company in the amount of $309,369. The loan is evidenced by a promissory note and bears interest of 8% per annum. From February 1, 2021 through January 1, 2026, the Company shall make monthly payments of interest accrued. Commencing February 1, 2026 and continuing through the maturity date of December 31, 2030, the Company shall make equal consecutive payments of principal and interest based on a five (5) year amortization of the principal balance of the promissory note.

(c) On December 31, 2020, the Company's Vice President of Production provided a shareholder loan to the Company in the amount of $95,528. The loan is evidenced by a promissory note and bears interest of 8% per annum. From February 1, 2021 through January 1, 2026, the Company shall make monthly payments of interest accrued. Commencing February 1, 2026 and continuing through the maturity date of December 31, 2030, the Company shall make equal consecutive payments of principal and interest based on a five (5) year amortization of the principal balance of the promissory note.

(d) On December 31, 2020, the Company's Vice President of Operations provided a shareholder loan to the Company in the amount of $17,347. The loan is evidenced by a promissory note and bears interest of 8% per annum. From February 1, 2021 through January 1, 2026, the Company shall make monthly payments of interest accrued. Commencing February 1, 2026 and continuing through the maturity date of December 31, 2030, the Company shall make equal consecutive payments of principal and interest based on a five (5) year amortization of the principal balance of the promissory note.

See the section titled "**Outstanding Debt**" for more information regarding the shareholder loans.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 29, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company intends to concurrently undertake to raise up to an additional $500,000 by offering to sell up to $500,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $250 and the maximum amount that an Investor may invest in the Offering is $25,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Piermont Bank until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary accesses Piermont Bank's services via a technological integration with Prime Trust, LLC that allows users of Prime Trust's services to access certain services of Piermont Bank. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed as of the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PIERMONT BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instruments which is attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<u>Conversion Upon the First Equity Financing</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of (i) $22,500,000 for subscriptions made on or before March 8, 2022, 11:59 PM Pacific Standard Time (each an "**Early Investor**"), and (ii) $25,000,000 for any subscriptions thereafter, divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) calculated with respect to whether or not the subscriber is an Early Investor, if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

<u>Conversion After the First Equity Financing</u>

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

<u>Conversion Upon a Liquidity Event Prior to an Equity Financing</u>

In the case of the Company undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a)(i) $22,500,000 for subscriptions prior to March 9, 2022, and (ii) $25,000,000 for any subscriptions thereafter, divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering to Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company is a party to a certain Amended and Restated Stockholder Agreement, dated as of February 17, 2022, under which the Company and the Stockholders, and each person who after the date thereof acquires shares of the Company and becomes a party to the agreement by executing a Joinder Agreement, agreed to, among other things (i) transfers, including permitted transfers and voluntary transfers; (ii) tag-along and drag-along provisions; (iii) rights of repurchase; (iv) voting provisions regarding the Company's board of directors; (v) voting arrangements requiring Supermajority Approval of Stockholders; and (vi) general restrictions on transfer.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Ryan Grambart
_____
(Signature)

Ryan Grambart
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Ryan Grambart
_____
(Signature)

Ryan Grambart
_____
(Name)

Director
_____
(Title)

March 3, 2022
_____
(Date)

/s/Nicholas Wurm
_____
(Signature)

Nicholas Wurm
_____
(Name)

Director
_____
(Title)

March 3, 2022
_____
(Date)

/s/Brandon Jorgensen

(Signature)

Brandon Jorgensen

(Name)

Director

(Title)

March 3, 2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

**Financial Statements and Independent
Accountants' Review Report**

WORLD COPPERSMITH, LLC

December 31, 2020 and 2019

CONTENTS



COPELAND BUHL

Independent Accountants' Review Report

Board of Directors and Members
World Coppersmith, LLC
Minneapolis, Minnesota

We have reviewed the accompanying financial statements of World Coppersmith, LLC which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations and members' deficit and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our reviews of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Copeland Buhl & Company PLLP

COPELAND BUHL & COMPANY PLLP

March 16, 2021

WORLD COPPERSMITH, LLC
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019

(See Independent Accountants' Review Report)

ASSETS	2020	2019
Current Assets:		
Cash	$ 1,549,822	$ 322,393
Inventories	116,132	240,600
Prepaid expenses and other current assets	51,610	36,687
Total Current Assets	1,717,564	599,680
Equipment and Improvements, at Cost	64,572	190,911
Accumulated Depreciation	(26,557)	(55,144)
Net Equipment and Improvements	38,015	135,767
Due from Members	-	109,177
TOTAL ASSETS	$ 1,755,579	$ 844,624

LIABILITIES AND MEMBERS' DEFICIT	2020	2019
Current Liabilities:		
Current maturities of long-term debt	$ 68,312	$ 60,675
Accounts payable	107,852	108,926
Accrued salaries and related expenses	54,545	31,196
Accrued expenses	212,443	168,256
Accrued distributions	423,807	-
Deferred revenue	1,907,929	916,220
Total Current Liabilities	2,774,888	1,285,273
Due to Members	422,243	-
Paycheck Protection Program (PPP) Loan	159,800	-
Long-Term Debt	658,309	576,657
Total Liabilities	4,015,240	1,861,930
Members' Deficit	(2,259,661)	(1,017,306)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$ 1,755,579	$ 844,624

See notes to financial statements.

WORLD COPPERSMITH, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' DEFICIT
YEAR ENDED DECEMBER 31, 2020 AND 2019

(See Independent Accountants' Review Report)

	2020		2019	
Net Sales	$ 6,524,750	100.0 %	$ 6,134,566	100.0 %
Cost of Sales	3,704,276	56.8	3,875,783	63.2
Gross Profit	2,820,474	43.2	2,258,783	36.8
Operating Expenses	2,768,065	42.4	2,386,264	38.8
Income (Loss) from Operations	52,409	.8	(127,481)	(2.0)
Other Income (Expense):				
Loss from disposal of equipment	(94,104)	(1.4)	-	-
SBA loan payment forgiveness	52,812	.8	-	-
Interest expense	(45,318)	(.7)	(56,784)	(.9)
Interest income	2,427	-	2,134	-
Miscellaneous income	18,246	.3	11,015	.1
Total Other Expense	(65,937)	(1.0)	(43,635)	(.8)
Net Loss	(13,528)	(.2) %	(171,116)	(2.8) %
Members' Deficit - Beginning of Year	(1,017,306)		(725,889)	
Distributions	(1,228,827)		(120,301)	
Members' Deficit - End of Year	$ (2,259,661)		$ (1,017,306)	

See notes to financial statements.

WORLD COPPERSMITH, LLC
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020 AND 2019

(See Independent Accountants' Review Report)

	2020	2019
Cash Flows from Operating Activities:		
Net loss	$ (13,528)	$ (171,116)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Non-cash interest	22,922	(301)
SBA loan payment forgiveness	(52,812)	-
Depreciation	16,812	43,765
Loss from disposal of equipment	94,104	-
Changes in assets and liabilities:		
Inventories	124,468	186,882
Prepaid expenses and other current assets	(14,923)	(21,131)
Accounts payable	(1,074)	(260,794)
Accrued salaries and related expenses	23,349	(6,242)
Accrued expenses	44,187	28,153
Deferred revenue	991,709	244,570
Net Cash Provided by Operating Activities	1,235,214	43,786
Cash Flows from Investing Activities:		
Purchases of equipment and improvements	(13,164)	(111,009)
Cash Flows from Financing Activities:		
Proceeds from paycheck protection program (PPP) loan	159,800	-
Proceeds from the issuance of long-term debt	150,000	363,170
Principal payments on long-term debt	(33,248)	(58,608)
Distributions paid	(271,173)	(114,700)
Net Cash Provided by Financing Activities	5,379	189,862
Net Increase in Cash	1,227,429	122,639
Cash - Beginning of Year	322,393	199,754
Cash - End of Year	$ 1,549,822	$ 322,393

See notes to financial statements.

-4-

Note 1: **Nature of Operations**

The Company is engaged in the retail sale of metal products internationally.

Note 2: **Summary of Significant Accounting Policies**

Statement Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

When preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method (FIFO).

Equipment and Improvements

Depreciation is computed by the straight-line method using estimated useful lives of 2 to 5 years for fixtures, 5 years for equipment, 2 years for leasehold improvements and 3 to 5 years for software.

Expenditures for maintenance and repairs are charged to operations when the expense is incurred. Expenditures determined to represent additions and betterments are capitalized.

Income Taxes

Income taxes on net income are payable personally by the members and, accordingly, no provision has been made for income taxes. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations.

Advertising Costs

Advertising and promotion costs are charged to expense as incurred and were $927,038 and $954,358 in 2020 and 2019, respectively.

Sales Taxes

The Company has a responsibility for sales taxes related to a portion of its sales to non-exempt customers. The Company collects sales tax from its customers and remits the entire amount to the appropriate taxing authority. The Company's accounting policy is to exclude the tax collected and remitted from sales and cost of sales.

Note 3:   **Equipment and Improvements**

Equipment and improvements consist of the following at December 31:

	2020	2019
Fixtures	$ 34,267	$ 34,267
Equipment	21,275	12,651
Leasehold improvements	9,030	9,030
Software	-	134,963
	64,572	190,911
Accumulated depreciation	(26,557)	(55,144)
	$ 38,015	$ 135,767

Note 4:   **Paycheck Protection Program (PPP) Loan**

The Company was granted a $159,800 loan under the PPP administered by a Small Business Administration (SBA) approved partner. The loan is uncollateralized and is fully guaranteed by the Federal government. The Company is eligible for loan forgiveness of up to 100% of the loan, upon meeting certain requirements. The Company has recorded a note payable and will record the forgiveness upon being legally released from the loan obligation by the SBA. No forgiveness income has been recorded for the year ended December 31, 2020. Upon notification of partial forgiveness, the Company will be required to repay any remaining balance, plus interest accrued at 1%, in monthly payments. If the loan is fully forgiven no payments will be due. The maturity date of the loan is April 9, 2022.

Note 5:   **Long-Term Debt**

Long-term debt consists of the following at December 31:

	2020	2019
Note payable - variable (6% at December 31, 2020), net of unamortized deferred debt costs of $11,681 and $13,147, respectively, maturing December 2028	$ 393,253	$ 429,416
3.75% note payable, maturing May 2050	153,560	-
Note payable - variable (6% at December 31, 2020), net of unamortized deferred debt costs of $1,185 and $1,365, respectively, maturing July 2027	109,276	122,197
Note payable - variable (6% at December 31, 2020), net of unamortized deferred debt costs of $713 and $900, respectively, maturing November 2024	70,532	85,719
	726,621	637,332
Current maturities	(68,312)	(60,675)
	$ 658,309	$ 576,657

The notes payable bear variable interest rates, are collateralized by inventory and equipment and are guaranteed by certain members.

Note 5: **Long Term Debt (Continued)**

Maturities of long-term debt are as follows for years ending December 31:

2021	$ 68,312
2022	74,455
2023	80,562
2024	85,278
2025	72,387
Thereafter	345,627
	$ 726,621

During the year ended December 31, 2020, in accordance with the CARES act, six months of principal and interest payments were made on behalf of the Company by the SBA. As such, the Company recognized $52,812 of debt forgiveness which is included in other income.

Cash payments for interest during the years ended December 31, 2020 and 2019 amounted to $29,614 and $55,098, respectively.

Note 6: **Due from/to Members**

The due from members promissory notes bear interest at 8% and mature in December 2030. Interest only payments will be made for the first five years.

Distributions were recognized in 2020 and 2019 of $111,604 and $5,601, respectively, by reducing due from members. Interest income at 2% accrued and was added to the due from members balance of $2,427 and $2,134 in 2020 and 2019, respectively.

In 2020, distributions of $423,807 and $422,243 were recognized by recording accrued distributions and due to members, respectively.

Note 7: **Revenue Recognition in Accordance with FASB ASC 606**

The Company has analyzed the provisions of the FASB's ASC Topic 606, *Revenue from Contracts with Customers*, and has concluded that no changes are necessary to conform with the new standard. The Company's revenues contain a single delivery element and revenue is recognized at a single point in time when ownership, risks and rewards transfer. Control of merchandise transfers to the customer when the order leaves the warehouse. Typical payment terms are at the time of order.

Disaggregation of Revenue

The Company operates as a retailer of metal products internationally to businesses and individuals. The risk of a sudden loss of a major revenue stream in the short-term is limited by spreading the risk over multiple customers. Therefore, the Company's viability is primarily dependent on its ability to collect on its contracts.

Note 7:   Revenue Recognition in Accordance with FASB ASC 606 (Continued)

<u>Contract Balances</u>

The timing of revenue recognition, billings and cash collection results in deferred revenues on the balance sheet. Amounts are billed in accordance with agreed-upon contract terms as orders are received. Generally, billing occurs prior to the time of revenue recognition.

The ending deferred revenue balances were as follows as of December 31:

	2020	2019	2018
Deferred Revenue	$ 1,907,929	$ 916,220	$ 671,650

Note 8:   Profit Sharing Plan

The Company sponsors a defined contribution retirement plan which began in 2019 covering all employees. Contributions to the plan by the Company, charged to operations, amounted to $30,297 and $12,207 in 2020 and 2019, respectively.

Note 9:   Commitments

The Company leases one facility under an operating lease which expires in October 2021. Rents charged to operations under this lease were $82,037 and $79,405 and for the years ended December 31, 2020 and 2019, respectively.

The minimum rental commitment under the operating lease is $70,192 for the year ending December 31, 2021.

Note 10:   Concentration of Credit Risk

<u>Cash</u>

The Company maintains cash balances in one financial institution located in Minneapolis, Minnesota. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2020, the Company's uninsured cash balances totaled $1,367,190.

<u>Major Vendors</u>

The Company purchased a substantial portion of materials from four and two vendors which accounted for approximately 62% and 42% of materials for the years ended December 31, 2020 and 2019, respectively. Accounts payable relating to these vendors totaled $37,849 and $10,108 at December 31, 2020 and 2019, respectively.

Note 11:   Subsequent Events

Management has evaluated subsequent events through March 16, 2021, the date on which the financial statements were available to be issued.

On January 1, 2021, all member units of the Company were converted to shares as the business was converted to a C-Corporation.

SUPPLEMENTARY INFORMATION

WORLD COPPERSMITH, LLC
STATEMENTS OF OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2020 AND 2019

(See Independent Accountants' Review Report)

		2020			2019	
Officer salaries	$	467,361	7.2 %	$	314,418	5.1 %
Other salaries		665,778	10.2		451,009	7.4
Payroll taxes		87,830	1.3		64,571	1.1
Employee benefits		19,798	.3		18,023	.3
Pension		30,297	.5		12,207	.2
Advertising		927,038	14.2		954,358	15.4
Rent		155,089	2.4		134,721	2.2
Dues and subscriptions		112,987	1.7		89,858	1.5
Professional fees		59,060	.9		25,952	.4
Office expense		44,152	.7		82,344	1.3
Utilities		41,429	.6		40,166	.7
Recruiting		38,456	.6		6,434	.1
Office supplies		35,033	.5		48,256	.8
Insurance		22,102	.3		19,230	.3
Subcontractor expenses		16,878	.3		23,028	.4
Depreciation		16,812	.3		43,765	.7
Travel		7,702	.1		13,680	.2
Meals and entertainment		4,772	.1		1,291	-
Education and training		4,604	.1		2,643	-
Payroll processing fees		3,600	.1		3,300	.1
Licenses and taxes		3,116	-		18,862	.3
Bank charges		2,122	-		3,761	.1
Postage		1,330	-		2,387	-
Repairs and maintenance		719	-		11,833	.2
Auto		-	-		134	-
Miscellaneous		-	-		33	-
Total Operating Expenses	$	2,768,065	42.4 %	$	2,386,264	38.8 %

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	CopperSmith
Logo	
Headline	Building the world's leading custom metalwork platform
Slides	

Tags	E-commerce, Manufacturing, $5M+ revenue, Coming soon, Startups, Bootstrapped, B2C, Consumer Goods, Sustainable
Pitch text	

Summary

- Bootstrapped to $30M+ in orders, 10k+ successful retail transactions
- New platform launched in 2021, over $8M revenue over the past 12 months
- Delivering bespoke, fully customizable products at scale
- Utilizing sustainable and recyclable materials across production
- Annual average trade partner growth of 90% from 2018 to 2021
- Addressing the $90B growing e-commerce home goods market
- Dynamic founding team and experienced operating management

Problem

Metal fabricators are scattered throughout the US

*and communication with overseas fabricators is difficult.
Ordering custom metalwork is burdensome and frustrating
for the everyday consumer.*

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Solution

A technology-driven platform disrupting the custom metalworking space

Coppersmith provides convenient access to manufacturers from across the US and around the world. We combine strategic in-house and proprietary capabilities to connect consumers with the ideal solution for any custom metalwork project.

CopperSmith is a proven platform providing tailored design solutions with a streamlined ordering process. It enables home delivery of custom-made metalwork products, and gives customers the ability to fully customize each product exactly to their specifications.

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Product

Unlocking custom metal designs

CopperSmith gives customers unlimited metalwork combinations for premium custom hoods, sinks, tubs, fire pits, tables, and more —designed realtime on screen and shipped to your door in weeks.

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Sustainability

Landfills are overflowing with products built from unsustainable materials.

Your browser does not support HTML5 video.We are continually committed to provide products that are constructed of sustainable and recyclable materials, and to seek out manufacturing partnerships in close proximity to the end consumer.

Through our state-of-the-art digital showroom, it's our mission to further improve our sustainability and minimize our carbon footprint.

Traction

Bootstrapped to over $30M in orders since launch

Financial performance

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 Total Revenue    Adjusted EBITDA

Online conversions*

0.40%

Conversion rate from 2018 - 2021

2.4%

Projected conversion rate after launching the new website and and online configurator

Growth metrics

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10,000+

Retail customer transactions

$1,600

Average order value (2018 - 2021)

Trade Partners

Our trade program is expanding rapidly, with over 80% growth in the past year alone.

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2,000+

New trade partners in 2021

90%

Annual Average Growth Rate (2018 - 2021)

*Projected conversion rate based on issuer's market research

Customers

Customer metrics

Our eCommerce ecosystem drives rapid scalability, attracting 609k new users in 2021 alone.

70% of CopperSmith customers spend over $50,000 on their kitchen remodeling project.

85% of CopperSmith customers agreed that design & custom options were the most important factor for choosing CopperSmith.



97% of CopperSmith customers would purchase another product from CopperSmith.

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Reviews and feedback

"The quality of their work is unsurpassed! Totally exceeded our expectations. Customer service was phenomenal! I would highly recommend to anyone and everyone!"
— by Julie

"Everything about this company is top notch. From design to delivery. It was a seamless transaction. The product is even more beautiful in person than it is online. Everyone I worked with was knowledgeable, kind, considerate and as excited about this project as I was. I couldn't be happier. Thank you so much."
— by Eric

"What a wonderful experience I had! Extremely knowledgeable sales team, they explained all the details, sent out finish samples, and even helped save my clients money!
I would definitely use them again."
— by Diana

Business Model

Direct-to-Consumer

CopperSmith generates revenue selling direct-to-consumer (DTC) through purchases originating on the platform to several different customer groups including: Retail Customers, Trade Partners and Showrooms.

Our platform provides a superior experience for the end consumer. They avoid the difficulty of dealing with middlemen, and instead can work directly with us. DTC provides enhanced benefits such as:

- Higher overall margins
- Scalability through CAD automation
- Enhanced and quicker feedback loop provides insight into the latest consumer trends and demands

Revenue by product category



Fire Pits **2%**

Bathtubs **3%**

Tables **5%**

Sinks **10%**

Hoods **80%**

Product margin by category

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Market

Massive opportunity size

$450B

Serviceable Addressable Market

$450B USA Home Goods Market Size

$90B

Serviceable E-commerce Market

$90B USA Home E-commerce Goods Market Size

Room To Grow

CopperSmith is addressing the future of e-commerce through it's platform: an innovative combination of technology and automation. The company's focus on delivering consumer-driven customization online is what separates CopperSmith from direct competitors.

Competition

How we stack up

The market for custom home goods and metalwork is highly fragmented and rapidly changing, with consumers continuing to demand increased personalization and customization of goods.

Our technology-focused platform, DTC business model, and operational expertise allow us to provide customers with a vast array of customizations, visually inspiring configurations, ease of platform use, and superior customer service. The combination of these capabilities is what provides CopperSmith with a sustainable competitive advantage.

Features	CopperSmith	houzz	Etsy	Local Metal Shop	Showroom
Competitive Pricing	✓	✓	✓		
Online Platform	✓	✓	✓		
Extensive Capabilities	✓		✓		✓
CAD Approval Process	✓			✓	✓
Free Design Assistance	✓			✓	✓
Free Shipping	✓	✓	✓		
Real-time Rendering	✓				
Global Manufacturing	✓	✓	✓		✓

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Vision

Building the world's leading custom metalwork platform

Disrupting the status quo is not always popular, but it is necessary.

Our innovative product-development cycle leverages manufacturers from around the world with the power of our platform.

Products to market

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Strategic Roadmap



Founders



Ryan M. Grambart

Founder & President

Ryan is the Founder and President at CopperSmith. Ryan's idea for founding the platform came through direct interactions with early patrons. While manufacturing and installing products, he realized the demand for a website platform that serves the custom metalwork industry in a more modern, consumer-focused way. Ryan's passion for business, design and technology continues motivate him to grow and scale the organization to new heights.

Prior to founding CopperSmith, Ryan worked for various organizations: primarily in construction and manufacturing positions in the custom homes industry. Ryan earned a Bachelor of Science degree in Entrepreneurship.



Nick Wurm

Co-Founder & Vice President

Nick is the Vice President of Production at CopperSmith. Nick joined the company in its early stages, helping scale the start-up through heading a wide range of growth initiatives, implementing customer service and sales systems and procedures, scaling digital marketing and product sourcing. As the team and customer base grew, he incorporated continuous improvement processes within design and production, resulting in improved product quality, reduced lead times, and higher overall customer satisfaction. Nick's passion for technology, service, and craftsmanship is on full display as CopperSmith's platform connects designers with creators, delivering exceptional quality handmade custom metalwork.

Before joining CopperSmith, Nick worked as a digital marketing product manager for a multi-billion dollar public utility holding company. Nick earned a Bachelor of Science degree in Business Administration.

Brandon Jorgensen

Co-Founder & Vice President



Brandon is the Vice President of Operations at CopperSmith. Brandon joined the CopperSmith team to focus on the entity's operations and to create internal processes and systems aimed at maximizing consumer, employee, and shareholder value. He brings a passion for driving dynamic and explosive company growth through championing and facilitating value creation from the onset —which begins with the initial consumer interaction. He believes that accurate and efficient tracking and monitoring reveals insights which allow for better and more well-informed business decision-making.

Prior to joining CopperSmith, Brandon managed the business valuation practice at a regional CPA firm. In that capacity he advised and consulted businesses across a spectrum of industries with entity values ranging from $50,000 to $1 billion. Ryan earned a Bachelor of Science degree in Accounting.



Ben Goldstein

Co-Founder & Vice President

Ben is the Vice President of Design at CopperSmith. He is responsible for the development of CopperSmith's end-to-end design process and its integration into a multi-channel e-commerce platform. He leads the growing teams behind CAD and CGI that manage the design, engineering, and visualization of new and existing CopperSmith products.

Ben applies his expertise in advanced computer modeling, process automation, and customized fabrication to provide not only a one-of-a-kind end product, but an elevated customer experience.

Prior to CopperSmith, Ben was a design engineer working on award-winning projects for a national high-rise construction firm. Ben earned a Bachelor of Science degree in Architecture.

Team

 Jay Clementson   Sales

	Brian Parkinson	Logistics
	Philip Moorjani	Development
	Stephen Collins	Sales
	Nicholas Kane	Management
	Sarah Haan	Production
	Ben Gaddy	Design
	Nathan Rahm	Operations
	Daniel Sayers	Design
	Stephanie Pobuda	Sales
	Miguel Martinez	Production



	Ryan Grambart	Founder
	Nick Wurm	Co-Founder
	Brandon Jorgensen	Co-Founder
	Ben Goldstien	Co-Founder
	Drew Plott	Design
	Chris Allison	Marketing
	Chadwick Horne	Marketing

Perks

$10,000   Invitation to our quarterly webinar with founding team.

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

WORLD COPPERSMITH, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], World CopperSmith, Inc., a Minnesota corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $25,000,000 ($22,500,000 if the subscription is made on or before March 8, 2022, 11:59 PM Pacific Standard Time, "**Early Investors**").

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the

Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended)(the "**Exchange Act**"), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.01 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean, calculated with respect to whether or not the subscriber is an Early Investor, (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap (determined with respect to whether or not the Subscriber is an Early Investor) divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the

Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap (determined with respect to whether or not the Subscriber is an Early Investor) divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the

Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of <u>Section 5(a)</u> will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of <u>Section 5(a)</u> and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.   The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with <u>Section 5(a)</u> or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in <u>Section 5(a)</u>):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE.   SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Minnesota without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Minneapolis, Minnesota. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

WORLD COPPERSMITH, INC.

By:
Name: Ryan Grambart
Title: Chief Executive Officer
Address: 7700 68th Avenue North, #100, Minneapolis, MN, United States
Email: ryan@worldcoppersmith.com

INVESTOR:
By:
Name:

Exhibit A-*Nominee Rider and Waiver*

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by World CopperSmith, Inc. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of World CopperSmith, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term"** the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**
                                                             Republic Investment Services LLC

By: By:
Name: Name: Youngro Lee, CEO
Date: Date:

COMPANY:
World CopperSmith, Inc.

By:
Name:
Date:

EXHIBIT D

Testing the Waters Communications



Company Name	CopperSmith

Logo	

Headline	Building the world's leading custom metalwork platform

Slides	

Tags	E-commerce, Manufacturing, $5M+ revenue, Coming soon, Startups, Bootstrapped, B2C, Consumer Goods, Sustainable

Pitch text	

Summary

- Bootstrapped to $30M+ in orders, 10k+ successful retail transactions
- New platform launched in 2021, over $8M revenue over the past 12 months
- Delivering bespoke, fully customizable products at scale
- Utilizing sustainable and recyclable materials across production
- Annual average trade partner growth of 90% from 2018 to 2021
- Addressing the $90B growing e-commerce home goods market
- Dynamic founding team and experienced operating management

Problem

Metal fabricators are scattered throughout the US

*and communication with overseas fabricators is difficult.
Ordering custom metalwork is burdensome and frustrating
for the everyday consumer.*

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Solution

A technology-driven platform disrupting the custom metalworking space

Coppersmith provides convenient access to manufacturers from across the US and around the world. We combine strategic in-house and proprietary capabilities to connect consumers with the ideal solution for any custom metalwork project.

CopperSmith is a proven platform providing tailored design solutions with a streamlined ordering process. It enables home delivery of custom-made metalwork products, and gives customers the ability to fully customize each product exactly to their specifications.

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Product

Unlocking custom metal designs

CopperSmith gives customers unlimited metalwork combinations for premium custom hoods, sinks, tubs, fire pits, tables, and more —designed realtime on screen and shipped to your door in weeks.

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Sustainability

Landfills are overflowing with products built from unsustainable materials.

Your browser does not support HTML5 video.We are continually committed to provide products that are constructed of sustainable and recyclable materials, and to seek out manufacturing partnerships in close proximity to the end consumer.

Through our state-of-the-art digital showroom, it's our mission to further improve our sustainability and minimize our carbon footprint.

Traction

Bootstrapped to over $30M in orders since launch

Financial performance

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 Total Revenue    Adjusted EBITDA

Online conversions*

0.40%

Conversion rate from 2018 - 2021

2.4%

Projected conversion rate after launching the new website and and online configurator

Growth metrics

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10,000+

Retail customer transactions

$1,600

Average order value (2018 - 2021)

Trade Partners

Our trade program is expanding rapidly, with over 80% growth in the past year alone.

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2,000+

New trade partners in 2021

90%

Annual Average Growth Rate (2018 - 2021)

*Projected conversion rate based on issuer's market research

Customers

Customer metrics

Our eCommerce ecosystem drives rapid scalability, attracting 609k new users in 2021 alone.

70% of CopperSmith customers spend over $50,000 on their kitchen remodeling project.

 85% of CopperSmith customers agreed that design & custom options were the most important factor for choosing CopperSmith.



97% of CopperSmith customers would purchase another product from CopperSmith.

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Reviews and feedback

"The quality of their work is unsurpassed! Totally exceeded our expectations. Customer service was phenomenal! I would highly recommend to anyone and everyone!"
— by Julie

"Everything about this company is top notch. From design to delivery. It was a seamless transaction. The product is even more beautiful in person than it is online. Everyone I worked with was knowledgeable, kind, considerate and as excited about this project as I was. I couldn't be happier. Thank you so much."
— by Eric

"What a wonderful experience I had! Extremely knowledgeable sales team, they explained all the details, sent out finish samples, and even helped save my clients money!
I would definitely use them again."
— by Diana

Business Model

Direct-to-Consumer

CopperSmith generates revenue selling direct-to-consumer (DTC) through purchases originating on the platform to several different customer groups including: Retail Customers, Trade Partners and Showrooms.

Our platform provides a superior experience for the end consumer. They avoid the difficulty of dealing with middlemen, and instead can work directly with us. DTC provides enhanced benefits such as:

- Higher overall margins
- Scalability through CAD automation
- Enhanced and quicker feedback loop provides insight into the latest consumer trends and demands

Revenue by product category



Fire Pits **2%**

Bathtubs **3%**

Tables **5%**

Sinks **10%**

Hoods **80%**

Product margin by category

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Market

Massive opportunity size

$450B

Serviceable Addressable Market

$450B USA Home Goods Market Size

$90B

Serviceable E-commerce Market

$90B USA Home E-commerce Goods Market Size

Room To Grow

CopperSmith is addressing the future of e-commerce through it's platform: an innovative combination of technology and automation. The company's focus on delivering consumer-driven customization online is what separates CopperSmith from direct competitors.

Competition

How we stack up

The market for custom home goods and metalwork is highly fragmented and rapidly changing, with consumers continuing to demand increased personalization and customization of goods.

Our technology-focused platform, DTC business model, and operational expertise allow us to provide customers with a vast array of customizations, visually inspiring configurations, ease of platform use, and superior customer service. The combination of these capabilities is what provides CopperSmith with a sustainable competitive advantage.

Features	CopperSmith	houzz	Etsy	Local Metal Shop	Showroom
Competitive Pricing	✓	✓	✓		
Online Platform	✓	✓	✓		
Extensive Capabilities	✓		✓		✓
CAD Approval Process	✓			✓	✓
Free Design Assistance	✓			✓	✓
Free Shipping	✓	✓	✓		
Real-time Rendering	✓				
Global Manufacturing	✓	✓	✓		✓

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Vision

Building the world's leading custom metalwork platform

Disrupting the status quo is not always popular, but it is necessary.

Our innovative product-development cycle leverages manufacturers from around the world with the power of our platform.

Products to market

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Strategic Roadmap



Founders



Ryan M. Grambart

Founder & President

Ryan is the Founder and President at CopperSmith. Ryan's idea for founding the platform came through direct interactions with early patrons. While manufacturing and installing products, he realized the demand for a website platform that serves the custom metalwork industry in a more modern, consumer-focused way. Ryan's passion for business, design and technology continues motivate him to grow and scale the organization to new heights.

Prior to founding CopperSmith, Ryan worked for various organizations: primarily in construction and manufacturing positions in the custom homes industry. Ryan earned a Bachelor of Science degree in Entrepreneurship.



Nick Wurm

Co-Founder & Vice President

Nick is the Vice President of Production at CopperSmith. Nick joined the company in its early stages, helping scale the start-up through heading a wide range of growth initiatives, implementing customer service and sales systems and procedures, scaling digital marketing and product sourcing. As the team and customer base grew, he incorporated continuous improvement processes within design and production, resulting in improved product quality, reduced lead times, and higher overall customer satisfaction. Nick's passion for technology, service, and craftsmanship is on full display as CopperSmith's platform connects designers with creators, delivering exceptional quality handmade custom metalwork.

Before joining CopperSmith, Nick worked as a digital marketing product manager for a multi-billion dollar public utility holding company. Nick earned a Bachelor of Science degree in Business Administration.

Brandon Jorgensen

Co-Founder & Vice President



Brandon is the Vice President of Operations at CopperSmith. Brandon joined the CopperSmith team to focus on the entity's operations and to create internal processes and systems aimed at maximizing consumer, employee, and shareholder value. He brings a passion for driving dynamic and explosive company growth through championing and facilitating value creation from the onset —which begins with the initial consumer interaction. He believes that accurate and efficient tracking and monitoring reveals insights which allow for better and more well-informed business decision-making.

Prior to joining CopperSmith, Brandon managed the business valuation practice at a regional CPA firm. In that capacity he advised and consulted businesses across a spectrum of industries with entity values ranging from $50,000 to $1 billion. Ryan earned a Bachelor of Science degree in Accounting.



Ben Goldstein

Co-Founder & Vice President

Ben is the Vice President of Design at CopperSmith. He is responsible for the development of CopperSmith's end-to-end design process and its integration into a multi-channel e-commerce platform. He leads the growing teams behind CAD and CGI that manage the design, engineering, and visualization of new and existing CopperSmith products.

Ben applies his expertise in advanced computer modeling, process automation, and customized fabrication to provide not only a one-of-a-kind end product, but an elevated customer experience.

Prior to CopperSmith, Ben was a design engineer working on award-winning projects for a national high-rise construction firm. Ben earned a Bachelor of Science degree in Architecture.

Team

 Jay Clementson   Sales



	Brian Parkinson	Logistics
	Philip Moorjani	Development
	Stephen Collins	Sales
	Nicholas Kane	Management
	Sarah Haan	Production
	Ben Gaddy	Design
	Nathan Rahm	Operations
	Daniel Sayers	Design
	Stephanie Pobuda	Sales
	Miguel Martinez	Production

 Ryan Grambart	Founder
Nick Wurm	Co-Founder
Brandon Jorgensen	Co-Founder
Ben Goldstien	Co-Founder
Drew Plott	Design
Chris Allison	Marketing
Chadwick Horne	Marketing

Perks

$10,000   Invitation to our quarterly webinar with founding team.

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

CopperSmith

Ryan M Grambart <ryan@worldcoppersmith.com>

Bootstrapped to 30M - Now accepting investment Preview

1 message

Klaviyo Preview Mailer <sales@worldcoppersmith.com> Tue, Feb 22, 2022 at 5:38 PM
To: ryan grambart <ryan@worldcoppersmith.com>



CopperSmith

Hoods Sinks Tables Bath Fire Pits

Coppersmith is a technology-driven platform disrupting the custom metalworking space. We have bootstrapped our way to over $30M in orders since launch.

CopperSmith is an online platform - not limited by inventory outages that plague the home product market. Our eCommerce ecosystem drives rapid scalability, attracting over 600K new uses in 2021 alone.

We are raising capital for investment in technology, talent, strategic acquisitions to meet sustained and overwhelming demand from consumers.



Our brands proven tract record of delivering custom made to order products worldwide continues to gain traction each day. With an established brand consumers know and trust, sizable & growing revenue and new platform, we are offering a unique opportunity to join us on this journey.

Meet our Leadership Team



Ryan Grambart
Founder



Ben Goldstein
VP of Design



Brandon Jorgensen
VP of Operations



Nick Wurm
VP of Production

LEARN MORE ABOUT INVESTING

Trade Partners | Free Samples | Contact Us






WORLDCOPPERSMITH.COM

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Satisfaction Guarantee. Secure checkout. Buy with Confidence!

If you would like to unsubscribe, please Unsubscribe



BUY DIRECT

EXPERT DESIGN ASSISTANCE

PREMIUM GRADE PRODUCTS

FREE SHIPPING OVER $100

CopperSmith

Ryan M Grambart <ryan@worldcoppersmith.com>

Bootstrapped to 30M - Now accepting investment Preview

1 message

Klaviyo Preview Mailer <sales@worldcoppersmith.com> Tue, Feb 22, 2022 at 5:38 PM
To: ryan grambart <ryan@worldcoppersmith.com>



CopperSmith

Hoods Sinks Tables Bath Fire Pits

Coppersmith is a technology-driven platform disrupting the custom metalworking space. We have bootstrapped our way to over $30M in orders since launch.

CopperSmith is an online platform - not limited by inventory outages that plague the home product market. Our eCommerce ecosystem drives rapid scalability, attracting over 600K new uses in 2021 alone.

We are raising capital for investment in technology, talent, strategic acquisitions to meet sustained and overwhelming demand from consumers.



Our brands proven tract record of delivering custom made to order products worldwide continues to gain traction each day. With an established brand consumers know and trust, sizable & growing revenue and new platform, we are offering a unique opportunity to join us on this journey.

Meet our Leadership Team


Ryan Grambart
Founder


Ben Goldstein
VP of Design


Brandon Jorgensen
VP of Operations


Nick Wurm
VP of Production

LEARN MORE ABOUT INVESTING

Trade Partners | Free Samples | Contact Us

  



WORLDCOPPERSMITH.COM

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Satisfaction Guarantee. Secure checkout. Buy with Confidence!

If you would like to unsubscribe, please Unsubscribe

BUY DIRECT

EXPERT DESIGN ASSISTANCE

PREMIUM GRADE PRODUCTS

FREE SHIPPING OVER $100

CopperSmith

Ryan M Grambart <ryan@worldcoppersmith.com>

Invest in disruptive technology. Preview

1 message

Klaviyo Preview Mailer <sales@worldcoppersmith.com> Tue, Feb 22, 2022 at 5:37 PM
To: ryan grambart <ryan@worldcoppersmith.com>





Disrupting the status quo is not always popular, but it is often necessary.

Our innovative product development cycle leverages manufacturers from around the world with the power of our platform.

The metal fabrication industry is fragmented. CopperSmith aggregates manufacturers

from across the US and around the world, combining strategic in-house and proprietary capabilities to connect consumers with the ideal solution for any custom metalwork project.

CopperSmith is a proven platform providing tailored design solutions, a streamlined ordering process, and home delivery of custom-made products.

Our platform's technology is steadily growing traction in both the design & manufacturing communities for the unique value we bring. This allows us to add new users and partners at an increasingly faster rate.

LEARN MORE

MEET THE TEAM:



Ryan Grambart
Founder

Ben Goldstein
VP of Design

Brandon Jorgensen
VP of Operations

Nick Wurm
VP of Production



WORLDCOPPERSMITH.COM

price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be

withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is

filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Satisfaction Guarantee. Secure checkout. Buy with Confidence!

*Exclusions apply.

If you would like to unsubscribe, please Unsubscribe

Copper*Smith*   Ryan M Grambart <ryan@worldcoppersmith.com>

Bring more sustainability into your portfolio. Preview
1 message

Klaviyo Preview Mailer <sales@worldcoppersmith.com>   Tue, Feb 22, 2022 at 5:37 PM
To: ryan grambart <ryan@worldcoppersmith.com>



Hoods	Sinks	Tables	Bath	Fire Pits

Hey ryan,

As we all know, Covid-19 served as a catalyst to propel [direct-to-consumer brands](#) as many of us were forced to work from home. We had the unique opportunity to witness firsthand the effect lower carbon emissions had on the planet for a brief period. Regardless of where each of us falls on the topic of global warming, we can all agree that a clean planet and sustainable future is what we all want.

Landfills are overflowing with mass-produced products built from unsustainable materials. Or they were simply overproduced from the start.



CopperSmith works extensively with recycled materials. We say no to any materials we don't believe are sustainable. Digital showrooms and remote work help us keep our carbon footprint small. We are constantly seeking to add more suppliers closer to where our customers live and work. It is a challenge that provides significant upside to the environment while lowering our logistics cost and lead times.

But sustainability goes beyond materials. The beauty of custom-made-to-order furniture, appliances, and clothing is that it is designed by you and produced for you. As the cost of custom-made-to-order products is higher than mass production, you are likely to opt for premium materials that will last a lifetime.

As consumers continue to become more conscious of the negative effects of mass production on our environment, the question is … Will we see a resurgence of custom-made products from sustainable materials even though they cost significantly more?

LEARN MORE

MEET THE TEAM:


Ryan Grambart
Founder


Ben Goldstein
VP of Design


Brandon Jorgensen
VP of Operations


Nick Wurm
VP of Production

Trade Partners | Free Samples | Contact Us

  



WORLDCOPPERSMITH.COM

CopperSmith Mail – Bring more sustainability into your portfolio. Preview

2/22/22, 7:54 PM

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

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CopperSmith   **Ryan M Grambart <ryan@worldcoppersmith.com>**

Important update from CopperSmith! Preview
1 message

Klaviyo Preview Mailer <sales@worldcoppersmith.com>   Tue, Feb 22, 2022 at 5:36 PM
To: ryan grambart <ryan@worldcoppersmith.com>




We are raising capital for investment in technology, talent, and strategic acquisitions to meet sustained and overwhelming demand from consumers.
CopperSmith
Trustpilot
Investment Open Now
Republic

Hey ryan,

Since launching our platform, we've had over $30M in booked projects. We credit our success to doing one simple thing extremely well - **listening to our customers.** In fact, that's what led us to build the platform in the first place.

In a recent survey, we asked our customers this question ... "If you were given the chance to invest in CopperSmith, would you?" Out of more than 400 respondents, over 30% said, "Yes, Definitely."

This led us to partner with **Republic** to officially launch our seed round. We choose them because they provide a way to simply and securely invest in our company. We

invite you to take a look at our profile, check out the data room, and review our traction, projections, and ongoing story.

Our platform continues to grow as a popular destination website for homeowners and trade professionals looking to create custom metalwork that can ship directly to job sites. In fact, our trade program had 2,000+ new trade partners in 2021 and 90% annual average growth rate 2018-2021.

Come and join us on this journey by fueling our growth and becoming an owner of an innovative technology platform.

MEET OUR LEADERSHIP TEAM:



Ryan Grambart
Founder
Ben Goldstein
VP of Design
Brandon Jorgensen
VP of Operations
Nick Wurm
VP of Production







LEARN MORE ABOUT INVESTING IN COPPERSMITH



WORLDCOPPERSMITH.COM

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note

that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be

accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only

through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time

before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment

of any kind.

Satisfaction Guarantee. Secure checkout. Buy with Confidence!

If you would like to unsubscribe, please **Unsubscribe**



World CopperSmith
Sponsored

Invest in the World's Leading Custom Kitchen & Bath Metalwork Platform That's Bootstrapped Over $30,000,000 in Orders Since Inception.

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

We've bootstrapped over $30 million in orders.

Help us scale.

Discover the Kitchen & Bath platform that's disrupting the industry.

REPUBLIC.COM

Explore Investment Opportunity

LEARN MORE

World CopperSmith
Sponsored ·

Invest in the Most Innovative Platform in the Kitchen & Bath Vertical That Has Bootstrapped Over $30,000,000 in Orders Since Inception.

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.


Invest in the most innovative platform in the Kitchen & Bath vertical that has bootstrapped over $30 million in orders.
CopperSmith
Trustpilot
Investment Open Now
Republic

REPUBLIC.COM
Explore Investment Opportunity

LEARN MORE